SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 22, 2026, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, Argentina, October 22, 2026 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE:BYMA, NYSE:IRS), Argentina's leading Real Estate company, informs that in accordance with the resolution of the Ordinary and Extraordinary General Shareholders’ Meeting dated October 22, 2026 and the Board of Directors meeting, held on the same date, a cash dividend of ARS 211,000,000,000, charged to the year ended on June 30, 2026, equivalent to 2,494.10459277493% of the stock capital with collection right represented by a total of 845,994,994 shares with a par value ARS 10, will be made available to the shareholders as of November 3, 2026, or on the subsequent date resulting from the application of the regulations in the jurisdictions where the Company's shares are listed

The amount per ordinary share (PV ARS 10) will be ARS 249.410459277493 and the amount per each Global Depositary Share (GDS) will be ARS 2,494.10459277493, payable to all shareholders that have such quality as of October 26, 2026, according to the registry held by Caja de Valores S.A

Payment will be made through Caja de Valores S.A., at its address located at 25 de Mayo 362, City of Buenos Aires, from 10 am to 3 pm

Within the framework of Section 3.4 (Payments of profits and dividends) of the Foreign Exchange Regulations of the Central Bank of the Argentine Republic, foreign shareholders will have the option to receive the Dividend in US dollars, provided that the Company has access to the Argentine Foreign Exchange Market (MULC), at the exchange rate applicable by the financial institution involved in such transaction (the “Option”); otherwise, they will receive the Dividend in Argentine pesos. For this purpose, foreign shareholders electing to exercise the Option must notify Caja de Valores S.A. on Tuesday, October 27, 2026, between 9:00 am and 3:00 pm, following the procedures established by that entity for such purpose (the “Exercise Period”). The Company reserves the right to request any documentation it reasonably deems necessary to verify foreign shareholder status and, at its sole discretion, to deem the Option invalid.

GDS holders will receive the corresponding dividend amounts through The Bank of New York Mellon, depositary of said certificates as of the date resulting from the application of the regulations applicable in the jurisdiction where the Company’s GDSs are listed

It is made known that the distribution of dividends is subject to the 7% withholding tax established in section 97 of the Income Tax Law (Decree 824/2019 and modifications

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

October 22, 2026	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

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